UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934






                            Uranium Power Corporation
                  --------------------------------------------
                 (Name of small business issuer in its charter)





                 Colorado                                         None
      ------------------------------                        ------------------
     (State or other jurisdiction of                       (I.R.S. Employer
      incorporation or organization)                        Identification No.)



              206-475 Howe Street, Vancouver, B.C., V6C-2B3, CANADA
              -----------------------------------------------------
                    (Address of principal executive offices)



Issuer's telephone number:   (604) 685-8355

Securities to be registered under Section 12(b) of the Act:   None

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.001 Par Value
                         -----------------------------
                                (Title of Class)




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ITEM 1.           DESCRIPTION OF BUSINESS

Business.

     Uranium Power Corporation (the "Company") is a Colorado corporation formed on April 3, 1998. The Company is a Canada-based company engaged in the exploration and development of high-grade, low cost uranium properties. It was formed as a result of management's perception of the upcoming worldwide shortage of uranium. The Company intends to identify, acquire and develop high-grade, low production cost uranium properties in the Athabasca Basin in northern Saskatchewan, Canada.

     On April 13, 1998, the Company acquired a 100% interest in two uranium properties located in northern Saskatchewan, Canada, pursuant to an Acquisition Agreement (the "Acquisition Agreement") with Athabasca Uranium Syndicate, a syndicate formed in British Columbia, Canada ("Athabasca"). Under the terms of the Acquisition Agreement, the Company acquired all of Athabasca's assets, the majority of which comprised the "Hocking Lake Property" and the "Henday Lake Property." The Hocking Lake Property consists of five mining claims in two groups totaling 49,924 acres located west of Black Lake, Saskatchewan. The Henday Lake Property consists of three contiguous mining claims totaling 28,428 acres in the Henday and Mallen Lakes area. The Company intends to further identify uranium prospects and explore and develop the Hocking Lake and the Henday Lake Properties.

     The Company entered into a letter agreement dated July 29, 1998 with J. R. Billingsley, the registered owner of claim #S-106087 (the "Billingsley Claim") in Northern Mining District, Saskatchewan, regarding property known as the "Hump Lake Property." Under the letter agreement, the Company had until October 1, 1998 to notify Mr. Billingsley whether it wanted to proceed with exploring and developing the Billingsley Claim. The Company's deadline has been extended from October 1, 1998 to December 31, 1999. If the Company desires to proceed with exploring and developing the claim, Mr. Billingsley will transfer his 100% ownership of the Billingsley Claim to the Company upon (i) the issuance of 50,000 shares of the Company's $0.001 par value common stock to Mr. Murray Swetz, (ii) the payment of U.S. $13,375 to Mr. Billingsley, (iii) an agreement by the Company to pay Mr. Billingsley U.S. $0.35 per pound of uranium bearing minerals mined from the claim when the price is U.S. $18.00 per pound or less, and U.S. $0.50 per pound when the price is more than U.S. $18.00 per pound, plus 3% of net smelter returns on other minerals mined from the claim, (iv) an agreement by the Company to use its best efforts to bring the property to production, and (v) the execution of a formal agreement based on the terms set forth in the letter agreement. If the Company determines not to explore and develop the claim, it will be entitled to file its exploration expenditures on the claim as assessment work and will provide Mr. Billingsley the results of its exploration activities.

     On December 16, 1998, the Company executed an Exploration Option and Operating Joint Venture Agreement ("Joint Venture Agreement") with Phelps Dodge Corporation of Canada, Ltd., a Delaware corporation ("PDC"), under which PDC granted the Company an option to acquire an interest in six uranium properties ("PDC Properties") in Saskatchewan totaling 74,756 acres. A portion of these six properties are located close to what Saskatchewan Energy and Mines, the




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provincial  agency governing mining claims and operations,  has determined to be some of the richest known remaining uranium deposits in the world, such as Cigar Lake (353 million pounds uranium oxide), MacArthur River (213.8 million pounds uranium oxide) and Key Lake (24.4 million pounds uranium oxide). In order to exercise its option to acquire a 100% interest in the six PDC Properties under the Joint Venture Agreement, the Company must incur expenditures of at least U.S. $338,000 ($500,000 Can. (Canadian dollars)) by December 31, 1999, and an additional U.S. $1,690,000 ($2,500,000 Can.) in expenditures by December 31, 2002 from prospecting, exploring, developing and mining the six properties. PDC will be entitled to a royalty from the uranium produced from the PDC Properties if the Company exercises its option.

     Under the Joint Venture Agreement, if the Company exercises its option to acquire the PDC Properties, the Company grants PDC an earn back option. The earn back option gives PDC the option to surrender its right to royalties and obtain a 35% interest in the PDC Properties if PDC incurs expenditures of at least U.S. $2,028,000 ($3,000,000 Can.) by December 31, 2006 from prospecting, exploring, developing and mining the six properties.

     On March 24, 1999, the Company entered into a Property Option Agreement with Pacific Amber Resources Ltd., a British Columbia corporation ("Pacific Amber"), under which the Company granted Pacific Amber an option to acquire a 50% interest in the Company's rights to be obtained under the Joint Venture Agreement with PDC. Pacific Amber will be entitled to exercise its option if it incurs the U.S. $338,000 ($500,000 Can.) in expenditures by December 31, 1999 that are required to be expended by the Company under the Joint Venture Agreement. The Company issued 200,000 of its shares of common stock to Pacific Amber upon execution of the Property Option Agreement. All decisions to be taken with respect to the initial program to expend U.S. $338,000 ($500,000 Can.) under the Joint Venture Agreement are to be handled by a management committee, with the Company and Pacific Amber each appointing two members to the four member committee. Pacific Amber has a deciding vote in the event of a split of votes.

     If Pacific Amber satisfies its expenditure obligations by December 31, 1999 under the Property Option Agreement, then subsequent to December 31, 1999, the Company's and Pacific Amber's interests in the PDC Properties will be proportionately adjusted based on the amount of expenditures that each company incurs between January 1, 2000 and the December 31, 2002 deadline to incur an additional U.S. $1,690,000 ($2,500,000 Can.) under the Joint Venture Agreement with PDC. In the event that either the Company's or Pacific Amber's proportionate interests are adjusted based on expenditures to a percentage that is less than 15%, then that company's interest will be converted to a 5% net profit interest.

     With the ability to explore a total of more than 158,000 acres in one of the richest uranium belts in the world, the Company's management believes it is well positioned to identify and develop a significant amount of uranium. However, there is no assurance that the Company will be able to discover, develop and produce sufficient uranium reserves in the Hocking Lake Property,



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the Henday Lake Property,  the Hump Lake Property or elsewhere.  Further,  there can be no assurance that the Company will recover the expenses incurred when it explores its properties or claims, or that it will achieve profitability.

     The Company's management believes it's key strengths lie in the acquisition, financing and exploration of world class uranium properties, and in the principals' extensive industry contacts worldwide. Together with the experience in the uranium industry of Thornton Donaldson, the Company's
President, the Company is positioning itself to become a significant player in the field of uranium exploration and development.

General Statements on Uranium.

     Uranium occurs as uranium oxide in minerals such as pitchblende. Most of the world's richest uranium deposits occur in the Athabasca Basin of northern Saskatchewan and are contained in unconformities (breaks in the geological record) between Archean aged basement rocks (very old rocks) and younger, Proterozoic aged sedimentary layers at depths of less than 1,640 feet. Major faults near the unconformities are also important features enhancing the chance for discovery.

     Uranium is an unusual metal compared to base and precious metals in that its value has really only been recognized in the past 60 years. Uranium ore is the basic resource for the production of electrical energy through nuclear power. Commercial nuclear power generation is a technology that has become mature and well-understood. The industry began to see increased commercial demand for uranium in 1973, partially as a result of the OPEC-induced "energy crisis" which caused a sharp rise in crude oil prices. In response, many countries began development of nuclear power programs as an alternative to fossil fuels for electricity generation. As of September, 1997, there were approximately 439 commercial nuclear reactors operating in more than 30 countries, producing about 17% of the world's electricity.

     The United Nations has predicted that the world's population will grow from the present 5.5 billion to 8.5 billion in the next 27 years and the demand for electricity is expected to double by 2020. Nuclear power joins hydro-electric power as the only proven greenhouse gas free technology capable of meeting the large scale electrical generation demands of the next century. With the Nuclear Energy Institute's current estimates of carbon dioxide emissions from fossil fuels growing 36% to 50% higher than 1990 levels, the need to limit pollutants will also increase the demand for nuclear power. Nuclear generation of electricity can and should be a major part of the solution to slowing climactic changes through controlling gas emission levels. The use of nuclear generated power has already proven to be a major factor in reducing greenhouse gas emissions around the world. The Nuclear Energy Institute has determined that every 25 tons of uranium used to generate electrical power reduces carbon dioxide emissions, relative to coal and other fossil fuels, by one million tons. It was stated by the Nuclear Energy Institute at the 1997 Kyoto conference on global warming that clean air objectives cannot be obtained without maintaining and expanding the existing number of commercial nuclear generators in the world.






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



Clearly the key factor in determining demand for uranium is reactor fuel requirements for meeting the world's growing energy demands.

Mineral Properties.

     The Company's properties are located in areas geologically favorable for the occurrence of uranium deposits. Exploration in the western sector of the Hocking Lake Property has discovered boulders assaying up to 2.36% uranium. The Henday Lake Property is located within a few miles of four major deposits, two of which are in production, with the other two planning to commence operations within the next three years. The Billingsley Claim is a 3.1 by 2.5 mile area located at Hump Lake, 14.3 miles northwest of Uranium City. Uranium City was the site of extensive development and a uranium "boom" - including the renowned Eldorado Mines - in the mid-1950's. Exploration has shown that the Athabasca Basin-type arkose and coarse conglomerate Martin formation extends further into the area than was previously thought and underlies the Hump Lake Property. A drill hole sample from the property returned 1.42% uranium oxide over 22 feet in the Martin arkose, a rich assay over a large intersection.

     In December of 1998, the Company obtained an option to acquire six properties totaling 74,756 acres in the Athabasca Basin under the Joint Venture Agreement with PDC. A diamond drill intersection of 9.02 feet at one property assayed 0.62% uranium oxide and most of the holes at this location intersected significant alteration. Five of the properties are located between the Key Lake mine to the south, a producing uranium mine, and the MacArthur River deposit to the north, the richest known uranium deposit in the world. The MacArthur River deposit has ore reserves of 457,000 tons grading l8.7% uranium oxide, and is scheduled to commence production in December 1999. The sixth property is located
9.3 miles east of the Cigar Lake uranium deposit, which has ore reserves of 1,176,000 tons grading 13.6% uranium oxide, and is expected to be placed into production in 2001.

Markets.

     Canada is the largest producer of uranium in the world. In 1997, Saskatchewan's mines produced 12,033 tons of uranium, which Saskatchewan Energy and Mines reported was 100% of Canadian and 33.6% of total world uranium output, valued at approximately $557 million Can. This production was attained from three mines in northern Saskatchewan. Saskatchewan Energy and Mines estimates 1998 production amounts to be similar to 1997 levels, although the 1998 actual amounts are not yet available. By the year 2003, four new mines are scheduled to be in production in this area for an estimated total production of 23,828 tons of uranium annually, which will be approximately 55% of projected world mine production.

     In 1997, mines supplied 35,810 tons of uranium and 439 uranium reactors world wide required approximately 64,250 tons of uranium. In the past the deficit has been made up from stockpiles, which are now largely depleted. Demand continues to grow 1% to 2% annually. By the year 2020, the World Energy Council estimates electricity demand will be at least 50% higher than now, and that nuclear energy will be required to contribute a large portion of this demand. It is generally considered that only Canada, and to a somewhat lesser extent, Australia, will be in a position to expand production to meet increases in the world uranium demand in the next two decades.



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     Uranium oxide prices  increased  from U.S.  $7.00 to $8.00 per pound in the early 1970's to more than U.S. $40.00 per pound in the late 1970's and thereafter decreased to the U.S. $8.00 to $10.00 range in the early 1990's. As stockpiles became depleted, the price increased to over U.S. $16.00 per pound from January 1995 to mid 1996, and then declined to approximately U.S. $10.00. Currently, the price of uranium is approximately U.S. $12.00 per pound.

     Considering the current shortfall of supply of approximately 30,000 tons per year, which can only be made up from new mine production, and to a minor extent by recycling nuclear weapons and reprocessing used reactor fuel, it is generally accepted that the price of uranium oxide will increase, which will encourage more active exploration for the mineral. Estimates of U.S. $20.00 to $40.00 per pound over the next few years have been made by U.S. Energy Corp. and A.R. Rule Investments, a uranium advisory service.

Supply and Demand.

     Over the past decade, the world has consumed more uranium than it has produced from mines. As reported by the Uranium Institute in London, England, world uranium fuel consumption has increased from 25,401 tons in 1980 to 64,250 tons in 1997, with production below reactor requirements since 1990. In 1997, worldwide production of primary source (mined) uranium was 35,810 tons. This resulted in an approximate 30,000 ton gap between supply and demand. The decreasing surplus makes it imperative that new, economically competitive uranium be found and developed for the future. Industry experts estimate that production from new mines must be in place in the very near future or shortages will exist.

     In 1997, Saskatchewan Energy and Mines reported that Canadian mining operations produced 33.6%, or 12,033 tons, of the world's uranium output, making it the global leader, followed by Australia. Since the mid 1980's, a minimal amount of mine development has taken place, except for those engaged in recovering ore from the very high grade deposits in northern Saskatchewan. Substantial investments are now being made by uranium production companies to increase production capacity enormously by early in the next century. A number of exploration and development projects in northern Saskatchewan are currently underway, that when in operation are projected by the Uranium Institute in London, England to increase Canadian production to a total of 23,828 tons of uranium annually, approximately 55% of projected global mine production. But even with this increase in production, there appears to be a shortfall in the uranium supply.

Exploration and Development.

     Exploration for the discovery of uranium mineralization uses techniques similar to that used in other types of mineral exploration. In northern Saskatchewan, tracing of uranium rich boulders dropped by continental glaciers and scintillometer surveys may locate deposits near the surface, however deeply




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buried  deposits  require other more  sophisticated  geophysical and geochemical methods to delineate favorable anomalous target areas. Diamond drilling then tests priority zones located through the geophysical and geochemical testing.

     Once a deposit is discovered, many drill holes are required to outline the tonnage and grade for purposes of a feasibility study to a production decision. Should production occur, the mineralized rock is crushed, ground and processed to produce yellowcake (U3O8), which is then sent to a refinery for conversion to UO3,UO2 or UF6, comprising the products used as fuel for nuclear power reactors.

     The Company has expended (through Pacific Amber's expenditures) approximately U.S. $249,000 ($368,000 Can.) on exploration of its optioned PDC Properties in 1999. The Company has not expended any amounts on the Billingsley Claim. The Company has expended nominal amounts in checking assessment work files of previous operators of the Hocking Lake and Henday Lake Properties.

Financial Market Overview.

     Currently the price of uranium is approximately U.S. $12.00 per pound. When estimates of available secondary (non-commercial stockpile) supplies are combined with estimates of future primary production, the market will likely stay reasonably well balanced in the short term. However, as the secondary supply declines and becomes a smaller factor in the marketplace and new and expanded production comes on-line, the gap between these contrasting forces will be a critical factor, resulting in a predicted rise in market prices in the next year or two.

Competition.

     The process of mineral exploration and prospecting for uranium, and the process of developing, operating and mining uranium for the purpose of commercial production is a highly competitive and speculative business. In seeking available opportunities, the Company will compete with a number of other companies, including large multi-national companies, that may have more experience and resources than the Company.

     Within northern Saskatchewan, as well as globally, the Company competes with both major uranium companies and independent producers for, among other things, rights to develop available uranium properties, procurement of available materials and resources and hiring qualified international and local personnel.

Regulation.

     In order to commence exploration on any of its uranium properties or claims, the Company must obtain an exploration permit, which can take up to 30 days to obtain. When the Company approaches the production stage of developing its properties, the Company will be required to obtain both Canadian and provincial governmental approval of the tailings process, mining methods and




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environmental  consequences of the mine  production,  which approval process can take up to two years. The environmental impact study that must be obtained on each property in order to obtain governmental approval to mine on the properties is a part of the overall operating costs of a mining company, and will not by itself have an adverse effect on the Company.

Employees.

     As of September 24, 1999, the Company had no full-time or part-time employees.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS

Plan of Operation.

     The Company is in the development stages and does not currently have any income from operating activities. The Company intends to engage in the prospecting, exploration, acquisition and development of properties in northern Saskatchewan for the recovery of low-cost, high-grade uranium.

     In early 1998, the Company entered into the Acquisition Agreement with the Athabasca Uranium Syndicate, acquiring a l00% interest in two properties (the Hocking Lake and Henday Lake Properties) located in the uranium-rich Athabasca Basin of Saskatchewan and separately acquired an option to explore and develop a third property (the Hump Lake Property) located close to Uranium City in the Athabasca Basin. In December 1998, the Company was granted an option to acquire an interest in six additional properties from PDC in the Athabasca Basin. Since 1968, the Athabasca Basin, a sandstone formation area covered by glacial deposits of boulder till and sand, has hosted discoveries of some 18 uranium deposits varying in grade from 0.12% to the exceptionally high grade 18.7% uranium oxide. The area has not yet been fully explored and many areas previously explored deserve reevaluation due to greater geological knowledge acquired in the interim, and improved exploration techniques.

     In the next 12 months, the Company plans to initiate a first phase exploration program consisting of an airborne deep penetrating state-of-the-art electromagnetic and cesium vapor magnetometer survey at the Hocking Lake, Henday Lake and Hump Lake Properties, in order to determine priority target areas for detailed ground geophysics and geology, prior to a diamond drilling program. A thorough study of all past work in the area will be carried out and data compiled and correlated with the new surveys as part of the first phase. Management of the Company estimates the cost of the first phase exploration program that will be incurred in the next 12 months for the Hocking Lake, Henday Lake and Hump Lake Properties to be approximately U.S. $270,000.

     The six PDC Properties optioned in December under the Joint Venture Agreement with PDC have undergone extensive geophysical surveys, lithogeochemical boulder sampling and diamond drilling within the past three years and the Company has committed significant resources to further explore and




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develop the  properties by second stage  geophysics  and diamond  drilling.  The
Company has initiated an exploration program on the PDC Properties, which consists of further ground geophysics at a cost of U.S. $249,000 ($368,000 Can.) to delineate target areas and diamond drilling of previously delineated and newly defined target zones. Management of the Company estimates the cost of the exploration that will be incurred by December 31, 1999 on the PDC Properties to be approximately U.S. $338,000 ($500,000 Can.).

     Pursuant to the terms of the Joint Venture Agreement with PDC, the Company must incur exploration and development expenditures on the PDC Properties of at least U.S. $338,000 ($500,000 Can.) by December 31, 1999 in order to avoid the expiration of its option. The Company entered into an agreement with Pacific Amber in March of 1999, under which the Company will grant Pacific Amber a 50% interest of the Company's interest in the PDC Properties if Pacific Amber incurs the U.S. $338,000 ($500,000 Can.) in expenditures by December 31, 1999. Pacific Amber has expended U.S. $249,000 ($368,000 Can.) so far in 1999. The Company is optimistic that Pacific Amber will incur the remaining expenditure of U.S. $89,232 ($132,000 Can.) prior to the December 31, 1999 deadline, although there can be no assurance that Pacific Amber will incur such expenditures.

     In addition to current projects, the Company is engaged in the active examination of other potentially significant properties for the purpose of optioning or acquiring an interest in them in the future. The Company plans to continue ground geophysical and geological surveys and diamond drilling on the PDC Properties over the next 12 months. During this period, aerial geophysical surveys will be conducted on the Hocking Lake, Henday Lake and Hump Lake Properties, to be followed by ground geophysical and geological surveys and diamond drilling. The Company will require additional funds to support its operations over the next 12 months, and plans to raise funds by offering its common stock in private placements. The Company has no employees, and does not expect to have any for the next 12 months. All operations will be conducted utilizing consultants.

Year 2000 Issues.

     The "Year 2000" issue is the result of the inability of hardware, software and control systems to correctly identify two-digit references to specific years, beginning with the Year 2000. The "Year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to "00". The failure of computer systems to properly recognize date-sensitive information when the year changes to 2000 could result in system failures or miscalculations causing disruptions of the Company's operations.

     The Company does not currently utilize computer hardware or software as an integral part of performing its geophysical and geological surveys and diamond drilling. The Company will not be engaged in any significant development work until after the Year 2000 has commenced. The Company does not have any major suppliers, and therefor has not made any inquiries of third parties' Year 2000 compliance issues.



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


     To date, management believes that the costs of Year 2000 compliance will not be material and does not anticipate any material adverse effects on its operations.

Forward-Looking Statements.

     The following cautionary statements are made pursuant to the Private Securities Litigation Reform Act of 1995 in order for the Company to avail itself of the "safe harbor" provisions of that Act. Discussions and information in this document which are not historical facts should be considered forward-looking statements. With regard to forward-looking statements, including those regarding the potential revenues from the mining and development of uranium properties, and the business prospects or any other aspect of the Company, actual results and business performance may differ materially from that projected or estimated in such forward-looking statements. The Company has attempted to identify in this document certain of the factors that it currently believes may cause actual future experience and results to differ from its current expectations. In addition to the risks cited above specific to the exploration and mining of uranium, differences may be caused by a variety of factors, including but not limited to, adverse economic conditions, entry of new and stronger competitors, inadequate capital and the inability to obtain funding from third parties, unexpected costs, inability to obtain or keep qualified personnel, and the volatility of uranium markets and prices.

ITEM 3.   DESCRIPTION OF PROPERTY

     The Company's properties are located in the Athabasca Basin of northern Saskatchewan, Canada. The Athabasca Basin is one of the world's largest producers of uranium, supplying over 30% of the world's production needs. Since 1968, 18 uranium deposits varying in grade from 1.2% to 18.7% uranium oxide have been discovered in the Athabasca Basin.

     The Company acquired two properties (the Hocking Lake Property and the Henday Lake Property) located in the Athabasca Basin of northern Saskatchewan, as part of the Acquisition Agreement with Athabasca. The Company's ownership of the properties includes the rights to all minerals or reserves located on and extracted from the properties.

     The Hocking Lake Property is geographically located approximately 600 miles north of the regional capital city of Regina. The closest city to the Hocking Lake Property is Uranium City, located 95 miles west of the property. The region has a dry, continental climate, with 30 inches of snowfall covering the ground during five months of each year. Mean temperatures range from minus 30 degrees Fahrenheit in the month of January to plus 75 degrees Fahrenheit in the month of August. The Hocking Lake Property may be accessed by float or ski equipped aircraft or helicopter from the village of Stoney Rapids located approximately 7 miles to the north.

     The Hocking Lake Property consists of five mining claims in two groups totaling 20,203 hectares (49,924 acres) west of Black Lake, Saskatchewan. The claims are located on N.T.S. sheets 74-O-1 and 74-P-4 of northern Saskatchewan. The claims are designated S106048 through S106052 inclusive.

     The Henday Lake Property is geographically located approximately 500 miles north of the regional capital city of Regina. The closest city to the Henday Lake Property is La Ronge located 200 miles south of the property. The region has a dry, continental climate, with 30 inches of snowfall covering the ground during five months of each year. Mean temperatures range from minus 30 degrees Fahrenheit in the month of January to plus 75 degrees Fahrenheit in the month of August. The Henday Lake Property may be accessed by gravel road from the town of La Ronge or by float or ski equipped aircraft or helicopter from La Ronge or Stoney Rapids.

     The Henday Lake Property consists of three continuous mining claims totaling 11,504 hectares (28,428 acres) in the Henday and Mallen Lake area, N.T.S. 74-I-8 and 74-L-5, northern Saskatchewan. The claims are designated S106053, S106054 and S106055.

     There have been no previous mining operations on either the Henday Lake or the Hocking Lake Properties. However, portions of properties have been explored by prospecting, geophysics and possibly some diamond drilling by various operators mainly during the 1970's and 1980's. Both properties have been sitting idle since the late 1980's. These properties are largely undeveloped and do not have an infrastructure of roads.

     Both the Hocking Lake and the Henday Lake Properties are in the exploration stage where the Company is in the process of locating mineral deposits or reserves. The Company has not yet begun to extract uranium or other mineral deposits from the properties and therefore has not engaged in the exploitation of the mineral deposits or reserves from the Hocking Lake or the Henday Lake Properties.

     The area has not been fully explored and many areas previously explored deserve reevaluation due to geological knowledge acquired over the years and improved exploration techniques. The Company's ability to realize the carrying value of its assets is dependent on the Company being able to extract and transport uranium oxide deposits and finding appropriate markets for their sale.

     The Hocking Lake and Henday Lake Properties are located in areas considered to be geologically favorable for occurrence of uranium deposits having the following criteria:

          1. Located on the unconformity (the highest grade uranium deposits are known to occur in unconformity type deposits between Archean basement rocks and Proterozoic sedimentary sequences) between the Athabasca group and basement rocks, at depths less than 1,640 feet. The unconformity occurs at the break in the geological record where the younger sediments overlay the very old basement rocks.

          2. Active exploration surrounding both properties.

          3. Boulders at the nose of a drumlin in the western sector of the Hocking Lake Property grading up to 2.36% uranium oxide, which is an acceptable percentage for production purposes.

          4. The Henday Lake Property is located within a few miles of four major deposits, two of which are in production and the other two of which are scheduled for production in the next three years. Two additional major deposits located further to the southwest in the Athabasca Basin, MacArthur River and Cigar Lake, are expected to be in production in December 1999 and 2001, respectively.

     As described under Description of Business, the Company owns an option on the Hump Lake Property from J.R. Billingsley, the registered owner. The Hump Lake Property is geographically located approximately 650 miles northwest of the regional capital city of Regina. The closest city to the Hump Lake Property is Uranium City, located 12 miles southeast of the property. The region has a dry, continental climate, with 30 inches of snowfall covering the ground during five months of each year. Mean temperatures range from minus 30 degrees Fahrenheit in the month of January to plus 75 degrees Fahrenheit in the month of August.

     Exploratory radiometric prospecting, trenching and diamond drilling were conducted on the Hump Lake Property in the late 1960's and 1970's, however, the property is without known reserves and the proposed programs are exploratory in nature. The Hump Lake Property is largely undeveloped and may be reached by float or ski equipped aircraft from Uranium City.

     On December 16, 1998, the Company executed a Joint Venture Agreement with PDC under which the Company was granted an option to gain an ownership interest in six uranium properties totaling 74,756 acres located in the Athabasca Basin. Five of the properties are located between the Key Lake mine to the south, a producing uranium mine, and the MacArthur River mine to the north, one of the richest known uranium deposits in the world. The sixth property is located 9.3 miles east of the equally high grade Cigar Lake uranium deposit. Approximately $1,900,000 Can. has been spent on these properties between 1995 and 1997 on geophysical surveys, lithogeochemical boulder sampling and diamond drilling. All six properties are largely undeveloped, with little or no infrastructure of roads.

          1. The Crawford Property, located 15.5 miles northwest of the Key Lake mine, has been explored by geophysics and reconnaissance and detailed lithogeochemical boulder sampling. Three sub-parallel electromagnetic conductors were detected, and one conductor in the area of a large intense kaolin anomaly was partially drilled. There is also enrichment of chlorite, boron, lead and uranium in several sectors in proximity to the conductors. Two of the holes did not adequately test the alteration zone as they did not reach basement. Two holes were drilled on another conductor which indicated a second stronger alteration zone. The most westerly hole is anomalous in lead, boron and uranium. Kaolin is anomalous throughout the sandstone section. Due to the presence of the favorable alteration minerals and anomalous values mentioned above, further exploration work is warranted. The property may be reached by bush road (Fox Lake Road) year-round from Provincial Highway 914 or by float or ski equipped aircraft.

          2. The Perpete Property is located 24.8 miles west-northwest of the Key Lake mine. This property can be reached by winter road from Provincial Highway 914. Summer access is restricted to all terrain vehicles. The most convenient access is by float or ski equipped aircraft from La Ronge, approximately 161.5 miles to the south.

          The Perpete Property has been explored by geophysics, lithogeochemistry and drilling. Previous work indicated moderate to strong alteration and erratic enrichment of lead and uranium. A later electromagnetic survey indicates the conductor coinciding with the east edge of the previous "conductive zone" is east of the northern fence of drill holes. Thus, the conductor was not adequately tested and further diamond drilling is required.

          3. The Brown Property, located 12.4 miles northwest of the Key Lake mine, adjoins the Crawford Property to the south. The property can be reached by 4x4 trucks by bush road (Fox Lake Road) from Provincial Highway
     914. The most convenient access is by float or ski equipped aircraft from La Ronge, which is approximately 161 miles to the south.

          Other than on the east-central edge of the Brown Property, very little work has been carried out. A total of 68 holes were drilled in this area in two locations. In one of the locations, a drill intersection of 9.02 feet assayed 0.62% uranium oxide and most of the holes in this area intersected significant alteration.

          A lithogeochemical reconnaissance survey was conducted over the property subsequent to the drill program. This survey indicates the presence of two strongly anomalous areas southwest of Colquhoun Lake to the northeast and southwest of the previously drilled zone. Evidence of hydrothermal alteration is characterized by chloritization and dravitization, and trace alteration including uranium, lead, arsenic and yttrium.

          The strongest and most consistent clay alteration trends are in the southern portion of the property, between Brown Lake and MacArthur River Road. Although it is possible that some of this alteration is derived from the previously known area of uranium mineralization near Shift Lake, some of the anomalous trends are situated a few miles away, both along and across the ice direction, suggesting that other sources may exist to the west and the southwest of Shift Lake. The strongest and most consistent trace element enrichment anomalous zone occurs in the northeast sector extending south - southwest of the tip of the Colquhoun Lake. This zone is characterized by weak to moderate chloritization and dravitization, but relatively strong and consistent enrichment of uranium, arsenic, lead and yttrium.

          Additional geophysical surveys carried out by the Company in 1999 with limited diamond drilling have outlined a significant anomalous zone with favorable geology, which the Company intends to further explore by diamond drilling.

          4. The Jasper Property, located 9.3 miles east of the Cigar Lake Uranium Deposit, contains a lithogeochemical anomaly east of Woodstock Lake. This anomaly contains strong illite and weak boron enrichment, with weak to moderate lead and uranium anomalies. Additional lithogeochemical surveys are recommended. The Jasper Property can be accessed by float or ski equipped aircraft.

          5. The Morin Lake Property is located 18.6 miles west-northwest of the Key Lake mine. The property can be reached by winter road from Provincial Highway 914. Summer access is restricted to all terrain vehicles. The most convenient access is by float or ski equipped aircraft from La Ronge, which is approximately 161.4 miles to the south. The property has uranium anomalies occurring in several portions of the property. Detailed lithogeochemical sampling is required to further define the anomalous areas.

          6. The Marean Property is located 31.1 miles north-northeast of the Key Lake mine. The property can be reached by winter road from Provincial Highway 914. Summer access is restricted to all terrain vehicles. The most convenient access is by float or ski equipped aircraft from La Ronge, which is approximately 173.9 miles to the south. The property has been explored by geophysics and boulder sampling, which indicated weak conductors and boulder anomalies. Subsequent lithogeochemical surveys show the presence of boron, weak chloritization, and significant illite enrichment, indicating hydrothermal alteration. Further geophysical and lithogeochemical surveys should be conducted prior to drilling.

     All six of the PDC Properties are without known reserves and the proposed programs are exploratory in nature. Each of these properties exhibit encouraging features such as geophysical conductors, faulting, and various types of alteration indicative of hydrothermal systems favorable for the occurrence of uranium mineralization. All of the properties merit further exploration including geophysics, lithogeochemical surveys and diamond drilling.

Exploration Program.

     The Company will conduct work on its wholly-owned properties, the Hocking Lake and Henday Lake Properties, utilizing an exploration program consisting of an airborne, deep penetrating, state-of-the-art electromagnetic and cesium vapor magnetometer survey in order to determine priority target areas for detailed ground geophysics and geology, prior to a diamond drilling program.

     The  first  phase  of the  Company's  exploration  program  ("Phase  I") is intended to consist of an airborne deep penetrating state-of-the-art electromagnetic and Cesium vapor magnetometer survey in order to determine priority target areas for detailed ground geophysics and geology, prior to a diamond drilling program. A thorough study of all past work in the area will be carried out and data compiled and correlated with the new surveys as well as limited ground geophysics as part of Phase I. The Company expects to begin Phase I in the near future. Management of the Company estimates the cost of the Phase I program to be approximately U.S. $270,000.

     The Company is not aware of any known reserves and its proposed exploration and development programs are currently exploratory in nature. A Phase II program will consist of diamond drilling, if warranted, to outline a mineral deposit. The Company plans to finance these programs by offering its common stock through private placements.

     The Company will be required to perform extensive geological and/or geophysical surveys on all of its wholly-owned and optioned properties. The Company will be subject to all risks inherent in performing surveys, exploring and extracting uranium. Any of the risks could result in the Company being liability for damages from loss of life and property. The Company is not fully insured against these risks. Many of these risks are not insurable.

     Management of the Company believes the risk-to-reward considerations involved with the development of the properties are very positive and may lead to substantial growth of the Company over the next several years. However, the Company can provide no assurances that the properties or any of them will produce uranium oxide in any specific amounts or that the Company will ever realize a profit as a result of the Company's exploration, extraction, development or production of the properties.

Reserves.

     The Company's claims have no proven reserves as of September 24, 1999.

Corporate Offices.

     The Company currently maintains its corporate headquarters at 475 Howe Street, Suite 206, Vancouver, B.C., Canada. The Company will sublease office space as required for operations.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT

     The following table sets forth as of October 8, 1999, the number of shares of the Company's outstanding $0.001 par value common stock beneficially owned by each of the Company's current directors and the Company's executive officers, the number of shares beneficially owned by all of the Company's current directors and named executive officers as a group, and the number of shares owned by each person who owned of record, or was known to own beneficially, more than 5% of the Company's outstanding shares of common stock:

                                                            Amount and           Percent of
       Name of                                         Nature of Beneficial        Common
   Beneficial Owner              Position                   Ownership               Stock
   ----------------              --------              --------------------      ----------
Thornton J. Donaldson
206 - 475 Howe Street            President and              397,000(1)           5.77%
Vancouver, B.C. V6C 2B3          Director



                                       15


                                                            Amount and           Percent of
       Name of                                         Nature of Beneficial        Common
   Beneficial Owner              Position                   Ownership               Stock
   ----------------              --------              --------------------      ----------
William G. Timmins               Secretary and              250,000(2)              3.64%
410 - 455 Granville Street       Director
Vancouver, B.C. V6C 1T1

James R. Billingsley             Director                   100,000(3)              1.45%
3157 West 33rd Avenue
Vancouver, B.C. V6N 2G6

E.G. (Ed) Mowatt                 Director                   100,000(4)              1.45%
4217 Coventry Way
N. Vancouver, B.C. V7N 4M9

All directors and executive                                847,000(5)              12.32%
officers as a group
  (four persons)

Pacific Amber Resources, Ltd.        --                     650,000                 9.45%
1818 - 701 West Georgia Street
Vancouver, B.C.  V7Y 1C6

Pandora Industries Inc.              --                     450,000                 6.54%
1818 - 701 West Georgia Street
Vancouver, B.C.  V6P 4X6

Mark T. Smith                        --                     600,000                 8.72%
5090 Warwick Terrace
Pittsburgh, PA  15213

-------------------

(1) Includes 22,000 shares owned by Mr. Donaldson's spouse and 275,000 shares owned by United Corporate Advisors, Ltd., of which Mr. Donaldson is the President, a Director and shareholder.

(2) Includes 150,000 shares owned by Mr. Timmins' spouse.

(3) Includes 50,000 shares owned by Mr. Billingsley's spouse.

(4) Includes 30,000 shares owned Mr. Mowatt's spouse and 30,000 shares owned Mr. Mowatt's daughter.

(5)  Includes securities reflected in footnotes 1 - 5.


     There are no current arrangements or agreements pledging securities which could in the future result in a change of control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
          PERSONS

     The following table sets forth as of September 24, 1999, the names and ages of the current directors and executive officers of the Company, and the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the board of directors. Executive officers serve terms of one year or until their death, resignation or removal by the board of directors. The present term of office of each director will expire at the next annual meeting of shareholders. Each executive officer will hold office until his successor duly is elected and qualified, until his resignation or until he is removed in the manner provided by the Company's bylaws.

Name of Director or Officer           Director
and Position in the Company            Since         Age     Principal Occupation
---------------------------           --------       ---     --------------------
Thornton J. Donaldson                   1998          70     President of the  Company since its inception in April
President                                                    1998.  Secretary   of  the  Company  from  April  1998
                                                             July  1998.   President  of  Rich  Coast,   Inc.,   an
                                                             industrial   waste   treatment   company   located  in
                                                             Dearborn,  Michigan from 1984 to 1993,  and a Director
                                                             of Rich  Coast,  Inc.  from 1993 to 1999.  Director of
                                                             Lorex Resources,  Ltd., a mineral  exploration company
                                                             located  in  Vancouver,  British  Columbia  since July
                                                             1999.  President and sole director of United Corporate
                                                             Advisers Ltd., a geological  and financial  consulting
                                                             business   founded   by   Mr.   Donaldson   in   1970.
                                                             Self-employed as a consulting  geologist and financial
                                                             advisor from 1978 through the present.

William G. Timmins                      1998          62     Secretary  of  the  Company  since  July  1998.  Self-
Secretary                                                    employed as  President of WGT  Consultants,  Ltd. from
                                                             to present  as a  geological  consultant  for numerous
                                                             mining companies in Canada, the United States, Central
                                                             and South America, Australia and New Zealand. Director
                                                             of  Monalta  Resources  Ltd.,  a  mineral  exploration
                                                             company  located in West Vancouver,  British  Columbia
                                                             from April 1998 to present.

James R. Billingsley                    1998          76     President and  Chief Executive Officer of Glamis Gold,
                                                             a public  company engaged in gold mining,  from August
                                                             1988    through   December   1998.   Vice   President-
                                                             Administration   of   Glamis  Gold  from  August  1993
                                                             through August 1998.



                                       17



Name of Director or Officer           Director
and Position in the Company            Since         Age     Principal Occupation
---------------------------           --------       ---     --------------------
E.G. (Ed) Mowatt                        1998          46     Chief  Financial  Officer  and a  Director  of Tracer
                                                             Petroleum  Corporation,   a  British  Columbia  based
                                                             international  oil and gas company with  interests in
                                                             Indonesia and Canada, from 1994 through January 1999.
                                                             Secretary of Tracer  Petroleum  Corporation from 1996
                                                             through  January  1999.  Chartered  accountant  since
                                                             1989.

     Except as indicated in the above table, no director of the Company is a director of an entity that has its securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

     There are no other arrangements or understandings between any executive officer and any director or other person pursuant to which any person was selected as a director or an executive officer.

ITEM 6.   EXECUTIVE COMPENSATION

Compensation and Other Benefits of Executive Officers.

     The Company's President and other executive officers did not receive any compensation or other benefits between the inception of the Company (April 3, 1998) and April 30, 1999, its last fiscal year end.

Stock Option Plan.

     The Board of Directors of the Company has adopted a stock option plan effective August 31, 1999, subject to shareholder approval by August 31, 2000. The stock option plan was adopted in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to the Company's employees and to promote the success of the Company's business. The Company has reserved 1,200,000 shares of its Common Stock under the stock option plan. As of the date hereof, no options have been granted under the stock option plan.

Compensation of Directors.

     No pension or retirement benefit plan has been instituted by the Company and none is proposed at this time and there is no arrangement for compensation with respect to termination of the directors in the event of change of control of the Company.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     James R. Billingsley, a director of the Company, is the registered owner of the entire Billingsley Claim, and therefor has an interest in the Company's option to acquire rights to explore and develop the Billingsley Claim. In addition, Mr. Billingsley is the Chairman of the Board of Directors of Pacific Amber Resources Ltd., and therefore has an interest in the Company's Property Option Agreement with Pacific Amber Resources Ltd. with respect to the PDC Properties. The Board of Directors of the Company is aware of Mr. Billingsley's interests in the Billingsley Claim and in Pacific Amber Resources Ltd., and both agreements involving the Company and Mr. Billingsley's interests have been handled as arms-length transactions.

     Other than the transactions stated above, none of the directors or executive officers of the Company, nor any person who owned of record or was known to own beneficially more than 5% of the Company's outstanding shares of its Common Stock, nor any associate or affiliate of such persons or companies, has any material interest, direct or indirect, in any transaction that has occurred since its inception on April 3, 1998, or in any proposed transaction, which has materially affected or will affect the Company.

ITEM 8.   DESCRIPTION OF SECURITIES

     The Company has two classes of equity securities, namely, its $0.001 par value common stock ("Common Stock") and its $0.001 par value preferred stock ("Preferred Stock"). As of October 8, 1999, the Company has authorized 40,000,000 shares of its Common Stock, of which 6,877,500 are issued and outstanding. The holders of the Company's Common Stock have and possess all rights as shareholders of a corporation, except as may be limited by the preferences, privileges and voting powers, and the restrictions and limitations of the Company's Preferred Stock. As of July 30, 1999, the Company has authorized 10,000,000 shares of its Preferred Stock, but no shares of its Preferred Stock are issued or outstanding.

                                     PART II

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
          MATTERS

Market Information.

     The Company's Common Stock is not currently traded in the over-the-counter market or any other market. Therefore, since the inception of the Company in April 1998, there has been no established trading market for the Company's Common Stock, and the Company has been unable to obtain reliable information as to quoted prices with respect to the Common Stock.

Holders.

     As of September 24, 1999, there were approximately 107 holders of the Company's Common Stock, who collectively held 6,277,500 issued and outstanding shares.

Dividends.

     The Company did not declare or pay cash or other dividends on its Common Stock between the inception of the Company (April 3, 1998) and April 30, 1999, its last fiscal year end. The Company does not expect to pay any dividends in the near future.

ITEM 2.   LEGAL PROCEEDINGS

     The Company is not a party to any legal proceedings required to be reported hereunder.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND FINANCIAL DISCLOSURE

          None.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     On April 13, 1998, the Company acquired all of the assets of Athabasca Uranium Syndicate, a syndicate formed in British Columbia, Canada, in exchange for issuing 6,000,000 shares of the Company's Common Stock to the following Athabasca Uranium Syndicate ownership interest holders:

                                                           Number
          Name                                            of Shares
          ----                                            ---------

          AGT Financial Corporation                        300,000
          United Corporate Advisers, Ltd.                  300,000
          E.G. (Ed) Mowatt                                 150,000
          G.W. Hornby                                      150,000
          Rockford Resources, Inc.                         300,000
          Mark A. Donaldson                                300,000
          G.R.W. Financial Corporation                     300,000
          Hiro Ogata                                       300,000
          Pacific Amber Resources, Ltd.                    900,000
          J.R. Billingsley                                 300,000
          Harold M. Jones                                  300,000
          W.L. McCullagh                                   300,000
          3415 Investments, Ltd.                           300,000
          David Parfitt                                    150,000
          Andy Crookbain                                   150,000
          James G. Allison                                 150,000
          Penelope Allison                                 150,000
          Tom S.T. Heah                                    300,000
          Derek Van Laare                                  300,000
          William G. Timmins                               300,000
          Thornton J. Donaldson                            300,000
                                                         ---------
               Total                                     6,000,000

     These securities were offered pursuant to the exemption from registration contained in Section 3(b) of the Securities Act of 1933, as amended, and Rule 504 promulgated thereunder. No underwriter was involved in the transaction.

     On March 24, 1999, the Company issued 200,000 shares of its Common Stock to Pacific Amber upon execution of the Property Option Agreement. These securities were offered pursuant to the exemption from registration contained in Section 3(b) of the Securities Act of 1933, as amended, and Rule 504 promulgated thereunder.

     Between January 15, 1999 and February 25, 1999, the Company sold 77,500 shares of its Common Stock to the following accredited investors at $0.65 per share, for a total capital contribution of $50,375:

                                                           Number
          Name                                            of Shares
          ----                                            ---------

          Morris Ergas                                     20,000
          Roger Dean Terhune                                5,000
          Marilyn E. Grandy                                 5,000
          Double M Productions                              5,000
          Georgina Bresolin                                 5,000
          S. Rodgers                                        5,000
          Columbia Meat Market                              5,000
          Jure Uremovic                                     4,000
          Douglas Yen                                       3,000
          Stephen D. Granger                                2,500
          Trish Hodgson                                     2,000
          Mark Bradley                                      2,000
          Cindy Schoenhaar                                  1,000
          Jessmar Investments Ltd.                         13,000
                                                          -------
               Total                                       77,500

     These securities were offered to a limited number of accredited investors pursuant to the exemption from registration contained in Section 3(b) of the Securities Act of 1933, as amended, and Rule 504 promulgated thereunder. No underwriter was involved in the transaction.

     On October 7, 1999, the Company issued 600,000 shares of its Common Stock to Mark T. Smith, an accredited investor, at $0.50 per share, for a total capital contribution of $300,000. These securities were offered pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended. No underwriter was involved in the transaction.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation and the Colorado Business Corporation Act provide that the Company will indemnify, to the fullest extent permitted by law, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys' fees) incurred by reason of the fact that he or she is or was a director or officer of the Company or, while serving at the request of the Company as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other individual or entity or of an employee benefit plan. Further, the Articles of Incorporation provide that the Company also shall indemnify any person who is serving or has served the Company as director, officer, employee, fiduciary, or agent, and that person's estate and personal representative, to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract or otherwise, so long as such provision is legally permissible.

     The Company's Articles of Incorporation also provide that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or to its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for acts specified under Section 7-108-403 of the Colorado Business Corporation Act or any amended or successor provision thereof, or (iv) for any transaction from which the director derived an improper personal benefit. If the Colorado Business Corporation Act is amended after the provisions in the Company's Articles of Incorporation are adopted to authorize corporate action further eliminating or limiting the personal liability of directors, then the Articles of Incorporation provide that the liability of a director of the Company will be eliminated or limited to the fullest extent permitted by the Colorado Business Corporation Act, as so amended.

                                    PART F/S

Financial Statements.

     The Company's balance sheets as of April 30, 1999 and 1998 and the statements of operations and statements of cash flows for the years then ended are attached following the signature page of this Form 10-SB, together with the audit report by the Company's independent chartered accountants. The Company's unaudited balance sheet as of July 31, 1999 and unaudited statement of operations for the three months ended July 31, 1999, are also attached following the signature page of this Form 10-SB.

                                    PART III

ITEM 1.   EXHIBITS

3.1       Articles of Incorporation.

3.2       Bylaws.

4.1       Stock Option Plan.

10.1      Letter Agreement with J.R. Billingsley dated July 29, 1998.

10.2      Extensions to Letter Agreement with J.R. Billingsley.

10.3 Joint Venture Agreement with Phelps Dodge Corporation of Canada, Ltd., dated December 16, 1998.

10.4 Property Option Agreement with Pacific Amber Resources Ltd. dated March 24, 1999.

10.5. Amendment to Property Option Agreement with Pacific Amber Resources Ltd. dated October 7, 1999.

27.1      Financial Data Schedule.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        URANIUM POWER CORPORATION



Date:  October 8, 1999                  By: /s/ Thornton J. Donaldson
                                            ------------------------------------
                                            Thornton J. Donaldson, President and
                                            Director


Date:  October 8, 1999                  By: /s/ William G. Timmins
                                            ------------------------------------
                                            William G. Timmins, Secretary and
                                            Director

URANIUM POWER CORPORATION


Financial Statements
April 30, 1999
(U.S. Dollars)





     INDEX                                                                 Page
     -----                                                                 ----
     Report of Independent Chartered Accountants                            F-2

     Financial Statement

     Balance Sheet                                                          F-3

     Statements of Operations                                               F-4

     Statement of Stockholders' Equity                                      F-5

     Statement of Cash Flows                                                F-6

     Notes to Financial Statements                                      F-7-F-9

                   REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS


TO THE DIRECTORS
OF URANIUM POWER CORPORATION


We have audited the accompanying balance sheets of Uranium Power Corporation (a development stage company) as at April 30, 1999 and 1998 and the related statements of operations, stockholders' equity and statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements presents fairly, in all material respects, the financial position of the Company as at April 30, 1999 and 1998 and the results of its operations and the cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.





/s/   "Smythe Ratcliffe"

Chartered Accountants

Vancouver, British Columbia
June 25, 1999

URANIUM POWER CORPORATION
(A Development Stage Company)
Balance Sheets
April 30
(U.S. Dollars)
--------------------------------------------------------------------------------
                                                            1999         1998


Asset


Current
  Cash ...............................................   $   3,149    $  37,675
                                                        ==========    =========

Liabilities

Accounts Payable and Accrued Liabilities .............   $   3,082    $       0

Stockholders' Equity (Deficiency)

Capital Stock
  Authorized
    40,000,000 Common stock with a par value of $0.001 each
    10,000,000 Preferred stock with a par value of $0.001 each
  Issued
    6,000,000 shares in 1998 and 6,277,500
    shares in 1999 ...................................       6,278        6,000

Additional Paid-In Capital ...........................     280,270       91,834
Deficit Accumulated During Development Stage .........    (286,481)     (60,159)


Total Stockholders' Equity ...........................          67       37,675
                                                        ----------    ---------
                                                         $   3,149    $  37,675
                                                        ==========    =========



See notes to financial statements.

URANIUM POWER CORPORATION
(A Development Stage Company)
Statements of Operations
Years Ended April 30
(U.S. Dollars)
--------------------------------------------------------------------------------

                                                                     Cumulative
                                                                       Amounts
                                                                        During
                                                                     Development
                                                                        Stage
                                                                       (Since
                                                1999         1998     04/03/98)

Expenditures
  Deferred exploration and
    development costs (note 3) ..........   $  136,796   $   59,459   $  196,255
  Advertising and promotion .............       29,900            0       29,900
  Professional fees .....................       18,732            0       18,732
  Travel ................................       17,909            0       17,909
  Financing costs .......................       15,586            0       15,586
  Office ................................        5,873            0        5,873
  Rent ..................................          875            0          875
  Incorporation cost written off ........            0          700          700
  Transfer agent fee ....................          651            0          651
                                            ----------   ----------   ----------
Net Loss for Year .......................   $  226,322   $   60,159   $  286,481

Loss Per Share ..........................   $     0.04   $     0.21

Weighted Average Number of
  Shares Outstanding ....................    6,026,541      279,452




See notes to financial statements.

URANIUM POWER CORPORATION
(A Development Stage Company)
Statements of Stockholders' Equity
Years Ended April 30
(U.S. Dollars)
--------------------------------------------------------------------------------

                                                                                                         Deficit
                                                                                                       Accumulated
                                                                                     Additional         During the         Total
                                                         Common Stock                  Paid-Up         Development     Stockholders'
                                                   Shares            Par Value         Capital            Stage           Equity

Common stock issued
  For cash ...............................        6,000,000        $    6,000        $   91,834        $        0        $   97,834
Net loss .................................                0                 0                 0           (60,159)          (60,159)
                                                 ----------        ----------        ----------        ----------        ----------
Balance, April 30, 1998 ..................        6,000,000             6,000            91,834           (60,159)           37,675

Common stock issued
  For subscriptions ......................        1,000,000             1,000           606,005                 0           607,005
  For resource properties ................          200,000               200           137,131                 0           137,331
Net loss .................................                0                 0                 0          (226,322)         (226,322)
                                                 ----------        ----------        ----------        ----------        ----------
Balance, April 30, 1999 ..................        7,200,000             7,200           834,970          (286,481)          555,689

Common stock returned to
  treasury for cancellation
  subsequent to April 30, 1999 ...........         (922,500)             (922)         (554,700)                0          (555,622)
                                                 ----------        ----------        ----------        ----------        ----------
Balance ..................................        6,277,500        $    6,278        $  280,270        $ (286,481)       $       67



See notes to financial statements.

URANIUM POWER CORPORATION
(A Development Stage Company)
Statements of Cash Flows
Years Ended April 30
(U.S. Dollars)
--------------------------------------------------------------------------------

                                                                              Cumulative
                                                                                Amounts
                                                                                During
                                                                             Development
                                                                                Stage
                                                                               (Since
                                                       1999         1998       04/30/98)
Operating Activities
  Net loss ......................................   $(226,322)   $ (60,159)   $(286,481)
  Adjustments to reconcile net
    loss to net cash used in operating activities
      Exploration costs acquired for shares .....     137,268            0      137,268

Change in Operating Assets and Liabilities
  Accounts payable ..............................       3,082            0        3,082
                                                    ---------    ---------    ---------
Net Cash Used in Operating Activities ...........     (85,972)     (60,159)    (146,131)

Financing Activity
  Issuance of shares
    For cash ....................................      51,446       97,834      149,280

Inflow (Outflow) of Cash ........................     (34,526)      37,675        3,149
Cash, Beginning of Year .........................      37,675            0            0

Cash, End of Year ...............................   $   3,149    $  37,675    $   3,149




See notes to financial statements.

URANIUM POWER CORPORATION
(A Development Stage Company)
Notes to Financial Statements
Years Ended April 30
(U.S. Dollars)
--------------------------------------------------------------------------------

1.   ORGANIZATION AND BUSINESS

     The Company was incorporated on April 3, 1998 under the laws of the State of Colorado. The principal business activity is the exploration and development of natural resource properties.

2.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Foreign currency translation

          Amounts recorded in foreign currency are translated into U.S. dollars as follows:

          (i) Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

          (ii) Non-monetary   assets  and  liabilities  at  the  exchange  rates
               prevailing at the time of the acquisition of the assets or assumption of the liabilities; and,

          (iii)Revenues and expenses at the average rate of exchange for the year.

          Gains and losses arising from this translation of foreign currency are included in net income.

     (b)  Loss per share

          Loss per share calculations are based on the weighted average number of shares outstanding during the year.

     (c)  Financial instruments

          The Company's financial instruments consist of cash and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

URANIUM POWER CORPORATION
(A Development Stage Company)
Notes to Financial Statements
Years Ended April 30
(U.S. Dollars)
--------------------------------------------------------------------------------

3.   RESOURCE PROPERTIES AND DEFERRED COSTS

     (a)  Hocking Lake Property and Henday Lake Property

          By agreement dated April 13, 1998, the Company acquired all assets of Athabasca Uranium Syndicate (a British Columbia, Canada syndicate) which consists of the Hocking Lake Property and Henday Lake Property. Consideration given to the members of the syndicate was 6,000,000 common shares of the Company at a par value of $0.001 each (issued) and a stated value of $0.025 each.

     (b)  Saskatchewan Uranium Properties

          By agreement dated December 16, 1998, the Company has options to acquire a 100% interest in 11 mining claims in Saskatchewan, Canada, upon incurring cumulative expenditures of $338,000 (Cdn. $500,000) by December 31, 1999 and an additional $1,690,000 (Cdn. $2,500,000) by
          December 31, 2002. The optioner can earn back a 35% interest by incurring cumulative expenditures of not less than $2,028,000 (Cdn. $3,000,000) before December 31, 2006.

          By an agreement dated March 24, 1999, between the Company and Pacific Amber Resources Ltd., the latter will earn a 50% interest in the Saskatchewan Uranium Properties and all of the Company's rights, licences and permits pertinent thereto held for the specific use and enjoyment thereof by completing the initial program and incurring $338,000 (Cdn. $500,000) in expenditures on or before December 31, 1999 ($129,355 (Cdn. $191,354) was incurred as at April 30, 1999 and another $99,658 (Cdn. $147,123) was incurred to June 25, 1999). In return, the Company issued to the optionee 200,000 common shares at a deemed value of $1 each.

     (c)  Northern mining property

          By  agreement  dated July 29, 1998  (subsequently  extended to July 1,
          1999) the Company has an option to acquire 100% interest in a mining claim in Northern Mining District, Saskatchewan by issuing 50,000 free trading shares and paying $13,375 to the owner of the property. This is contingent upon completion of certain specified exploration work. The owner has the right to receive $0.35 per pound of the product from the claim if the price of the product is $18.00 per pound or less and $0.50 per pound where the price of the product is $18.00 per pound or more.

URANIUM POWER CORPORATION
(A Development Stage Company)
Notes to Financial Statements
Years Ended April 30
(U.S. Dollars)
--------------------------------------------------------------------------------

4.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

URANIUM POWER CORPORATION


Financial Statements
July 31, 1999
(Unaudited - Prepared by Management)
(U.S. Dollars)
--------------------------------------------------------------------------------



     INDEX                                                                Page
     -----                                                                ----

     Financial Statement

     Balance Sheet                                                         F-11

     Statements of Operations                                              F-12

     Statement of Stockholders' Equity                                     F-13

     Statement of Cash Flows                                               F-14

     Notes to Financial Statements                                    F-15-F-16

URANIUM POWER CORPORATION (A Development Stage Company) Balance Sheets July 31, 1999 and April 30, 1999 (Unaudited - Prepared by Management)
(U.S. Dollars)
--------------------------------------------------------------------------------

                                                   July 31,     April 30,
                                                     1999         1999
Asset
Current
  Cash ........................................   $   8,389    $   3,149
                                                  =========    =========
Liabilities
Accounts Payable and Accrued Liabilities ......   $   2,656    $   3,082
Loan Payable ..................................      19,916            0
                                                  ---------    ---------
Total Liabilities .............................      22,572        3,082


Stockholders' Equity (Deficiency)
Capital Stock
  Authorized
  40,000,000 Common stock with a par value of
  $0.001 each 10,000,000 Preferred stock with
  a par value of $0.001 each
Issued
  6,277,500 Common stock ......................       6,278        6,278

Treasury Stock ................................         (11)           0
Additional Paid-In Capital ....................     272,975      280,270
Deficit Accumulated During Development Stage ..    (293,425)    (286,481)
                                                  ---------    ---------
Total Stockholders' Equity ....................     (14,183)          67
                                                  ---------    ---------
                                                  $   8,389    $   3,149
                                                  =========    =========



See notes to financial statements.

URANIUM POWER CORPORATION
(A Development Stage Company)
Statements of Operations
Three Months Ended July 31, 1999 and Years Ended April 30, 1999 and 1998 (Unaudited - Prepared by Management)
(U.S. Dollars)
--------------------------------------------------------------------------------

                                                                                    Cumulative
                                                                                      Amounts
                                                                                      During
                                                                                    Development
                                              Three                                     Stage
                                          Months Ended      Years Ended April 30,      (Since
                                          July 31, 1999      1999          1998      04/03/98)
Expenditures
  Deferred exploration and
    development costs (note 3) ......   $     1,660    $   136,796   $    59,459   $   197,915
  Advertising and promotion .........             0         29,900             0        29,900
  Professional fees .................         7,411         18,732             0        26,143
  Travel ............................             0         17,909             0        17,909
  Financing costs ...................             0         15,586             0        15,586
  Office ............................        (3,283)         5,873             0         2,590
  Rent ..............................         1,005            875             0         1,880
  Incorporation cost written off ....             0              0           700           700
  Transfer agent fee ................           151            651             0           802
                                        -----------    -----------   -----------   -----------
Net Loss for Period .................   $     6,944    $   226,322   $    60,159   $   293,425

Loss Per Share ......................   $      0.00    $      0.04   $      0.21

Weighted Average Number of
  Shares Outstanding ................     6,266,500      6,026,541       279,452





See notes to financial statements.

URANIUM POWER CORPORATION
(A Development Stage Company)
Statements of Stockholders' Equity (Deficiency)
Three Months Ended July 31, 1999 and Years Ended April 30, 1998 and 1999 (Unaudited - Prepared by Management)
(U.S. Dollars)
--------------------------------------------------------------------------------

                                                                            Common Stock              Treasury Stock
                                                                        Shares      Par Value     Shares       Par Value
Common stock issued
  For cash .......................................................    6,000,000    $    6,000    $        0    $        0
Net loss .........................................................            0             0             0             0
                                                                     ----------    ----------    ----------    ----------
Balance, April 30, 1998 ..........................................    6,000,000         6,000             0             0

Common stock issued
  For subscriptions ..............................................    1,000,000         1,000             0             0
  For resource properties ........................................      200,000           200             0             0
Net loss .........................................................            0             0             0             0
                                                                     ----------    ----------    ----------    ----------
Balance, April 30, 1999 ..........................................    7,200,000         7,200             0             0

Common stock returned to
  treasury for cancellation
  subsequent to April 30,1999 ....................................     (922,500)         (922)            0             0
Common stock returned to
treasury .........................................................            0             0       (11,000)          (11)
Net loss .........................................................            0             0             0             0
                                                                     ----------    ----------    ----------    ----------
Balance, July 31, 1999 ...........................................    6,277,500    $    6,278       (11,000)   $      (11)

                                                                                     Deficit
                                                                                   Accumulated      Total
                                                                     Additional     During the   Stockholders'
                                                                       Paid-Up     Development      Equity
                                                                       Capital        Stage      (Deficiency)

Common stock issued
For cash .......................................................     $        0    $        0    $   97,834
Net loss .........................................................            0       (60,159)      (60,159)
                                                                     ----------    ----------    ----------
Balance, April 30, 1998 ..........................................       91,834       (60,159)       37,675

Common stock issued
  For subscriptions ..............................................      606,005             0       607,005
  For resource properties ........................................      137,131             0       137,331
Net loss .........................................................            0      (226,322)     (226,322)
                                                                     ----------    ----------    ----------
Balance, April 30, 1999 ..........................................      834,970      (286,481)      555,689

Common stock returned to
  treasury for cancellation
  subsequent to April 30,1999 ....................................     (554,700)            0      (555,622)
Common stock returned to
treasury .........................................................       (7,295)            0        (7,306)
Net loss .........................................................            0        (6,944)       (6,944)
                                                                     ----------    ----------    ----------
Balance, July 31, 1999 ...........................................   $  272,975    $ (293,425)   $  (14,183)


See notes to financial statements.

URANIUM POWER CORPORATION
(A Development Stage Company)
Statements of Cash Flow
Three Months Ended July 31, 1999 and Years Ended April 30, 1999 and 1998 (Unaudited - Prepared by Management)
(U.S. Dollars)
--------------------------------------------------------------------------------

                                                                                               Cumulative
                                                                                                Amounts
                                                            Three                                During
                                                            Months                             Development
                                                             End                                  Stage
                                                           July 31,    Years Ended April 30,     (Since
                                                             1999       1999          1998      04/30/98)
Operating Activities
  Net loss ...........................................   $  (6,944)   $(226,322)   $ (60,159)   $(293,425)
  Adjustments to reconcile net
    loss to net cash used in operating activities
      Exploration costs acquired for shares ..........           0      137,268            0      137,131

Change in Operating Assets and
Liabilities
  Accounts payable ...................................        (426)       3,082            0        2,656
                                                         ---------    ---------    ---------    ---------
Net Cash Used in Operating Activities ................      (7,370)     (85,972)     (60,159)    (153,638)

Financing Activities
  Loan payable .......................................      19,916            0            0       19,916
  Issuance of shares
    For cash .........................................      (7,306)      51,446       97,834      141,974
                                                         ---------    ---------    ---------    ---------
Net Cash Provided By Financing Activities ............      12,610       51,446       97,834      161,890

Inflow (Outflow) of Cash .............................       5,240      (34,526)      37,675        8,252
Cash, Beginning of Year ..............................       3,149       37,675            0            0
                                                         ---------    ---------    ---------    ---------
Cash, End of Year ....................................   $   8,389    $   3,149    $  37,675    $   8,252



See notes to financial statements.

URANIUM POWER CORPORATION
(A Development Stage Company)
Notes to Financial Statements
Three Months Ended July 31, 1999 and Years Ended April 30, 1999 and 1998 (Unaudited - Prepared by Management)
(U.S. Dollars)
--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION

     These unaudited financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. These financial statements are condensed and do not include all disclosures required for annual financial statements. The organization and business of the Company, accounting policies followed by the Company and other information are contained in the notes to the Company's audited financial statements.

     In the opinion of the Company's management, these financial statements reflect all adjustments necessary to present fairly the Company's financial position at July 31, 1999 and April 30, 1999 and the consolidated results of operations and the statement of cash flows for the three months ended July 31, 1999. The results of operations for the three months ended July 31, 1999 are not necessarily indicative of the results to be expected for the entire fiscal year.

2.   LOSS PER SHARE

     Net loss per share computations are based on the weighted average number of shares outstanding during the period.

URANIUM POWER CORPORATION
(A Development Stage Company)
Notes to Financial Statements
Three Months Ended July 31, 1999 and Years Ended April 30, 1999 and 1998 (Unaudited - Prepared by Management)
(U.S. Dollars)
--------------------------------------------------------------------------------

3.   INVESTMENTS IN RESOURCE PROPERTIES

     (a)  Hocking Lake Property and Henday Lake Property

          By agreement dated April 13, 1998, the Company acquired all assets of Athabasca Uranium Syndicate (a British Columbia, Canada syndicate) which consists of the Hocking Lake Property and Henday Lake Property. Consideration given to the members of the syndicate was 6,000,000 common shares of the Company at a par value of $0.001 each (issued) and a stated value of $0.025 each.

     (b)  Saskatchewan Uranium Properties

          By agreement dated December 16, 1998, the Company has options to acquire a 100% interest in 11 mining claims in Saskatchewan, Canada, upon incurring cumulative expenditures of $338,000 (Cdn. $500,000) by December 31, 1999 and $1,690,000 (Cdn. $2,500,000) by December 31,
          2002. The optioner can earn back a 35% interest by incurring cumulative expenditures of not less than $2,028,000 (Cdn. $3,000,000) before December 31, 2006.

          By an agreement dated March 24, 1999, between the Company and Pacific Amber Resources Ltd., the latter will earn a 50% interest in the Saskatchewan Uranium Properties and all of the Company's rights, licences and permits pertinent thereto held for the specific use and enjoyment thereof by completing the initial program and incurring $338,000 (Cdn. $500,000) in expenditures on or before December 31, 1999 ($229,013 (Cdn. $338,777) was incurred as at July 31, 1999). In return, the Company issued to the optionee 200,000 common shares at a deemed value of $1 each.

     (c)  Northern mining property

          By agreement dated July 29, 1998 (subsequently extended to December 1,
          1999) the Company has an option to acquire 100% interest in a mining claim in Northern Mining District, Saskatchewan by issuing 50,000 free trading shares and paying $13,375 to the owner of the property. This is contingent upon completion of certain specified exploration work. The owner has the right to receive $0.35 per pound of the product from the claim if the price of the product is $18.00 per pound or less and $0.50 per pound where the price of the product is $18.00 per pound or more.